GRAVITY CO., LTD. and Subsidiaries

Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

GRAVITY CO., LTD. and Subsidiaries

Index

December 31, 2017, December 31, 2016, and January 1, 2016

Page(s)

Independent Auditor’s Report	1-2

Consolidated Financial Statements

Consolidated Statements of Financial Position	3-4

Consolidated Statements of Comprehensive Income	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	7

Notes to the Consolidated Financial Statements	8-50

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Gravity Co., Ltd.

We have audited the accompanying consolidated financial statements of Gravity Co., Ltd. and its subsidiaries (collectively referred to as the "Company"), which comprise the consolidated statements of financial position as at December 31, 2017, December 31, 2016, and January 1, 2016, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended at December 31, 2017 and 2016, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017, December 31, 2016, and January 1, 2016, and its consolidated financial performance and its consolidated cash flows for the years ended at December 31, 2017 and 2016 in accordance with Korean IFRS.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 22, 2018

This report is effective as of March 22, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2017, December 31, 2016, and January 1, 2016

(In thousands of Korean won)	Notes	December 31, 2017		December 31, 2016		January 1, 2016

Assets
Current assets
Cash and cash equivalents	5,6	￦	39,095,216	￦	16,719,672	￦	24,909,007
Short-term financial instruments	6		22,500,000		22,000,000		11,500,000
Accounts receivables, net	6,7		42,167,869		11,819,260		5,289,020
Other receivables, net	6,7		698,059		709,860		159,999
Prepaid expenses			3,026,966		1,213,251		764,215
Other current assets	6		1,382,758		1,131,185		836,110
			108,870,868		53,593,228		43,458,351
Non-current assets
Property and equipment, net	8		945,943		478,073		649,898
Intangible assets, net	9		1,036,049		233,997		392,279
Deferred tax assets	17		3,036,165		-		-
Other non-current financial assets	6		1,394,347		965,235		954,222
Other non-current assets	11		599,766		473,275		420,549
			7,012,270		2,150,580		2,416,948
Total assets		￦	115,883,138	￦	55,743,808	￦	45,875,299

Liabilities
Current liabilities
Account payables	6	￦	44,409,786	￦	9,723,055	￦	2,535,447
Deferred revenue			16,100,168		9,688,555		4,996,743
Withholdings			1,438,723		199,427		188,112
Accrued expenses	6		1,037,440		865,158		946,593
Income tax payable	17		1,628,368		208,443		119,795
Other current liabilities	6		129,926		1,521		17,669
			64,744,411		20,686,159		8,804,359
Non-current liabilities
Long-term deferred revenue			6,580,815		4,096,074		6,600,253
Other non-current liabilities	6		559,461		314,148		333,159
			7,140,276		4,410,222		6,933,412
Total liabilities		￦	71,884,687	￦	25,096,381	￦	15,737,771

(Continued)

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2017, December 31, 2016, and January 1, 2016

(In thousands of Korean won)	Notes	December 31, 2017		December 31, 2016		January 1, 2016

Equity	12
Equity attributable to owners of the Parent Company
Share capital
Common shares		￦	3,474,450	￦	3,474,450	￦	3,474,450
Capital surplus	12		27,163,600		27,900,199		43,626,307
Other components of equity	12		(39,679)		(76,766)		-
Retained earnings (Accumulated deficit)	12		13,961,805		(93,841)		(16,477,139)
Non-controlling interest			(561,725)		(556,615)		(486,090)
Total equity			43,998,451		30,647,427		30,137,528
Total liabilities and equity		￦	115,883,138	￦	55,743,808	￦	45,875,299

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(in thousands of Korean won, except per share amounts)	Notes	2017		2016

Revenues	21,22
Online games – subscription revenue		￦	36,428,402	￦	23,064,704
Online games – royalties and license fees			16,244,377		12,867,310
Mobile games			82,624,332		12,041,427
Other revenue			6,326,370		3,423,064
			141,623,481		51,396,505
Cost of revenues	13		94,234,263		29,587,486
Gross profit			47,389,218		21,809,019
Selling, general and administrative expenses	13,14		33,250,837		17,950,446
Operating profit	21		14,138,381		3,858,573
Non-operating income and expenses
Finance income	6,15		594,574		557,498
Finance costs	6,15		(209,969)		(88,285)
Other non-operating income	6,16		1,444,954		1,152,359
Other non-operating expenses	6,16		(1,509,826)		(1,653,740)
Profit before income tax expense			14,458,114		3,826,405
Income tax expense	17		1,144,177		3,239,740
Profit for the year		￦	13,313,937	￦	586,665

Profit (loss) attributable to:
Owners of the Parent Company			13,319,047		657,190
Non-controlling interests			(5,110)		(70,525)

Other comprehensive income (loss)
Items that may be subsequently reclassified to income or loss
Foreign currency translation adjustments	12		37,087		(76,766)
Total comprehensive income for the year		￦	13,351,024	￦	509,899

Total comprehensive income (loss) attributable to:
Owners of the Parent Company			13,356,134		580,424
Non-controlling interests			(5,110)		(70,525)

Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share	18		1,917		95
Diluted earnings per share	18		1,917		95

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

(in thousands of Korean won)			Attributable to owners of the Parent Company										Non-controlling interest		Total Equity
	Notes		Share capital		Capital surplus		Other components of equity		Retained earnings (Accumulated deficit)		Total

Balance at January 1, 2016		￦	3,474,450	￦	43,626,307	￦	-	￦	(16,477,139)	￦	30,623,618	￦	(486,090)	￦	30,137,528
Profit (loss) for the year			-		-		-		657,190		657,190		(70,525)		586,665
Disposition of deficit with capital surplus			-		(15,726,108)		-		15,726,108		-		-		-
Foreign currency translation adjustments	12		-		-		(76,766)		-		(76,766)		-		(76,766)
Balance at December 31, 2016		￦	3,474,450	￦	27,900,199	￦	(76,766)	￦	(93,841)	￦	31,204,042	￦	(556,615)	￦	30,647,427

Balance at January 1, 2017		￦	3,474,450	￦	27,900,199	￦	(76,766)	￦	(93,841)	￦	31,204,042		(556,615)		30,647,427
Profit (loss) for the year			-		-		-		13,319,047		13,319,047		(5,110)		13,313,937
Disposition of deficit with capital surplus			-		(736,599)		-		736,599		-		-		-
Foreign currency translation adjustments	12		-		-		37,087		-		37,087		-		37,087
Balance at December 31, 2017		￦	3,474,450	￦	27,163,600	￦	(39,679)	￦	13,961,805	￦	44,560,176	￦	(561,725)		43,998,451

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

GRAVITY CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flow

Years Ended December 31, 2017 and 2016

(in thousands of Korean won)	Notes	2017		2016

Cash flows from operating activities
Profit for the year		￦	13,313,937	￦	586,665
Adjustments	19		1,997,679		3,714,446
Changes in operating assets and liabilities	19		12,877,744		911,124
Interest received			554,362		468,382
Income taxes paid			(2,607,286)		(3,187,224)
Net cash inflow from operating activities			26,136,436		2,493,393

Cash flows from investing activities
Decrease in other non-current financial assets			7,014		2,246
Decrease in other current assets			3,333		5,556
Disposal of property and equipment	8		1,656		3,373
Increase in short-term financial instruments, net			(500,000)		(10,500,000)
Increase in other non-current financial assets			(430,117)		(10,000)
Acquisition of property and equipment	8		(899,011)		(153,897)
Acquisition of intangible assets	9		(1,165,069)		(13,864)
Net cash outflow from investing activities			(2,982,194)		(10,666,586)

Net cash inflow (outflow) from financing activities			-		-

Effects of exchange rate changes on cash and cash equivalents			(778,698)		(16,142)
Net increase (decrease) in cash and cash equivalents			22,375,544		(8,189,335)
Cash and cash equivalents at beginning of the year			16,719,672		24,909,007
Cash and cash equivalents at end of the year in the statements of financial position		￦	39,095,216	￦	16,719,672

The above consolidated statements of cash flows in should be read in conjunction with the accompanying notes

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

1.	General Information

GRAVITY CO., LTD. and its subsidiaries (the “Company”) were incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Company’s headquarters is located at 15F, 396 World Cup buk‑ro, Mapo‑gu, Seoul, Korea. On November 17, 2016, the Company has established a Gravity Taiwan Branch in Taipei City, Taiwan. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally 81 markets, in addition the Company operates many other games.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of ordinary shares by means of American Depositary Shares.

The Company started with total paid-in capital amount of ￦500,000 thousand, and as at December 31, 2017, the total paid-in capital amounts to ￦3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as at December 31, 2017, are as follows:

Shareholder	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

The accompanying consolidated financial statements include the accounts of Gravity and the consolidated subsidiaries (collectively referred to as the “Company”). Details of the consolidated subsidiaries as at December 31, 2017, are as follows:

Subsidiaries	Location	Ownership interest held by the Company (%)	Main business
NeoCyon, Inc.	Korea	96.11%	Mobile game development and services
Gravity Interactive, Inc.	United States	100%	Online and mobile game services
Gravity Games Corp.	Korea	85.50%	Online game development
Gravity Entertainment Corp.	Japan	100%	Animation production, distribution and game services

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Summarized financial information of consolidated subsidiaries as at and for the years ended December 31, 2017, 2016 and January 1, 2016, is as follows:

(in thousands of Korean won)	December 31, 2017
Subsidiaries	Assets		Liabilities		Sales		Profit (loss) for the period

NeoCyon, Inc.	\	6,855,116	\	5,376,927	\	23,601,638	\	18,143
Gravity Interactive, Inc.		2,152,360		10,087,107		5,418,466		(638,112)
Gravity Games Corp.		3,403,607		4,442,408		307,842		(40,100)
Gravity Entertainment Corp.		361,573		3,077		16		(8,305)

(in thousands of Korean won)	December 31, 2016
Subsidiaries	Assets		Liabilities		Sales		Profit (loss) for the period

NeoCyon, Inc.	\	6,185,791	\	4,725,745	\	15,255,006	\	(1,828,035)
Gravity Interactive, Inc.		697,937		8,966,107		4,056,401		(1,081,580)
Gravity Games Corp.		3,355,645		4,354,346		141,203		3,542
Gravity Entertainment Corp.		403,995		3,835		1,104		(5,305)

(in thousands of Korean won)	January 1, 2016
Subsidiaries	Assets		Liabilities

NeoCyon, Inc.	\	5,406,065	\	2,119,827
Gravity Interactive, Inc.		685,890		7,612,041
Gravity Games Corp.		3,281,485		4,283,728
Gravity Entertainment Corp.		382,971		2,993

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

2.	Significant Accounting Polices

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The Company has first adopted International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The Company’s transition date to the Korean IFRS is January 1, 2016, and the adoption date is January 1, 2017. Korean IFRS are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The consolidated financial statements are prepared using historical cost method unless otherwise stated.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2 Changes in Accounting Policies and Disclosures

(a) New and amended standards adopted by the Company

The Company has elected not to early adopt any of the following standards/interpretations issued effective for December 31, 2017 year ends.

- Enactment of Korean IFRS 1115 Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 will be effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Company must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1, 2018, the period of initial application.

Korean IFRS 1018 and other current revenue standard identify revenue as income that arises in the course of ordinary activities of an entity and provides guidance on a variety of different types of revenue, such as, sale of goods, rendering of services, interest, dividends, royalties and construction contracts. However, the new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customers can be recognized:

•	Identify contracts with customers
•	Identify the separate performance obligation
•	Determine the transaction price of the contract
•	Allocate the transaction price to each of the separate performance obligations, and
•	Recognize the revenue as each performance obligation is satisfied.

In September, 2017, for the preparation of implementing Korean IFRS 1115, the Company has formed a task force team. The task force team modified related internal controls based on the analysis of revenue streams. Korean IFRS 1115 is expected to affect overall business practice including not only accounting treatment but also the manner to close new contract and to perform business. The Company is providing training to those employees affected by the changes and the management to inform the effects of applying Korea IFRS 1115.

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1115. The assessment was performed based on available information as at December 31, 2017, and the results of the assessment as at December 31, 2017 did not have any material impact on the financial statements.

The main results of assessment of applying Korean IFRS 1115 are explained as below.

The Company engages in the game licensing business to grant the right to distribute games developed by the Company, the intellectual property (“IP”) licensing business to grant the right to use contents of intellectual property, and the game publishing business.

The Company’s promise to grant a license is not distinct from other promised services in the contract. The licensee reasonably expects that the Company will undertake activities that significantly affect the intellectual property to which the licensee has rights. The rights granted by the license directly expose the licensee to any positive or negative effects of the Company’s activities and those activities do not result in the transfer of a service to the licensee as those activities occur. Based on the assessment, the Company concluded that the nature of an entity’s promise in granting a license is a promise to provide a right to access.

During 2017, the revenue from game and IP licensing amounted to \ 20,464 million, which is approximately 14% of total revenues. As the nature of granting a license is a promise to provide access to an entity’s IP as it exists at any point during the license period, the revenue should be recognized with performance obligations satisfied over time in accordance with Korean IFRS 1115.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

As a result of the financial assessment in applying Korean IFRS 1115, the Company concluded that there will be no significant changes with respect to license revenue as at December 31, 2017.

- Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. These amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendments to have a significant impact on the financial statements because the Company is not a venture capital organization.

- Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendment to have a significant impact on the financial statements.

- Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendments to have a significant impact on the financial statements.

- Enactments to Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the enactments to have a significant impact on the financial statements.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

- Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

- Enactments of Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires three main areas including: (a) classification and measurement of financial assets on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets, (b) a new impairment model of financial instruments based on the expected credit losses, and (c) hedge accounting including expansion of the range of eligible hedging instruments and hedged items that qualify for hedge accounting or change of a method of hedge effectiveness assessment.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables.

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1109. The assessment was performed based on available information as at December 31, 2017.

As at December 31, 2017, the Company owns loans and receivables of \ 106,011 million, financial liabilities of \44,980 million at amortized costs. Based on results from the impact assessment of Korean IFRS 1109, the application of the new standard as at December 31, 2017 does not have a material impact on the Company’s financial statements. The Company plans to perform more detailed analyses on the financial effects based on additional information in the future; therefore, the results of the assessment may change due to additional information that the Company may obtain after the assessment.

2.3 Consolidation

The Company has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(a) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

to ensure consistency with the policies adopted by the Company.

2.4 Segment Reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision maker (Note 21). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won (KRW), which is the Parent company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.6 Statement of Cash Flow

The consolidated statement of cash flows is prepared using the indirect method, and cash flows denominated in foreign currencies are translated at average exchange rates for the period.

2.7 Cash and Cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

2.8 Financial Assets

(a) Classification and measurement

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Company commits to purchase or sell the asset.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(b) Impairment

The Company assesses at the end of each reporting period whether there is an objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is an objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account, and that of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

The Company considers that there is an objective evidence of impairment if significant financial difficulties of the debtor, or delinquency in interest or principal payments is indicated.

(c) Derecognition

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(d) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.9 Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset's useful life, provided it meets the criteria for recognition of provisions.

Depreciation is calculated under straight-line method over estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Leasehold Improvements	4 years

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.10 Intangible Assets

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.

Software development costs that are directly attributable to internally generated by the Company are recognized when the criteria; such as, technically feasible, generate probable future economic benefits and other, are met. Customer contracts acquired in a business combination are recognized at fair value at the acquisition date. Membership rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized.

The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by other companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract.

The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Estimated Useful Lives
Software	3 years
Patents	10 years
Other intangible assets	3 years

2.11 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

2.12 Financial Liabilities

(a) Classification and measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘account payables’, ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position.

(b) Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.13 Provisions and Contingent Liabilities

Provisions for legal claims, service warranties and make good obligations are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

2.14 Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

2.15 Employee Benefits

(a) Annual paid leave obligations

The Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

(b) Defined contribution pension plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.

2.16 Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of inter-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company’s activities as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) Subscription revenue (Online and Mobile)

The Company recognizes online and mobile subscription revenue on accrual basis when players make use of in-game premium features.

Players can access certain games free of charge, but may purchase game points to acquire in-game premium features. The Company defers revenue recognition for the unused game points at the end of reporting period. Consumable in-game items are deferred when such in-game items are purchased by users with game points and recognized as revenue when the purchased in-game items are used in the games. In-game items with limited time period are deferred and recognized as revenue in proportion to the number of days lapsed while permanent in-game items are recognized ratably as revenues over the estimated life cycle of game users.

(b) Royalties and license fees

The prepaid license fee revenues are recorded as deferred revenue and recognized on a straight-line method over the license period. The running royalties are recognized monthly on accrual basis as royalty payments are determined based on the conditions of contracts. The minimum guarantee (“MG”) royalties are recorded as deferred revenue and recognized on a straight-line method over the license period. If actual cumulative royalties exceed the cumulative revenue amount recognized under the straight-line method, the Company recognizes the excess amount as revenue.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(c) Rendering of services

The Company renders development services and recognizes the services rendered as mobile subscription revenue and other revenue in the accounting period in which the services are rendered. The revenue is recognized based on the actual cost of service provided to the end of the reporting period as a proportion of the total cost of services to be provided.

(d) Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(e) Other sales

Revenues from other sales are recognized when control of the goods has transferred, being when the goods are delivered to the customer.

2.17 Lease

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Payments made under operating leases are charge to expenses on a straight-line basis over the period of lease.

2.18 Approval of the Financial Statements

The consolidated financial statements were approved by the Board of Directors on March 9, 2018.

3.Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Deferred taxes

In assessing the realizability of the deferred tax assets, the Company considers whether it is probable that a portion or all of the deferred tax assets will not be realized. When the Company assessed the realizability of the deferred tax assets, the Company considered its performance, general economic environment, projected

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

future taxable income, periods available to deduct tax loss carryforwards and tax credit carryforwards and etc. The ultimate realization of deferred tax assets is dependent on whether the Company is able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. However, the amount of deferred tax assets may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

4.Transition to Korean IFRS

The Company’s consolidated financial statements are prepared in accordance with the requirements of Korean IFRS on or after January 1, 2016, the date of transition, for Korean IFRSs effective as at December 31, 2017. The consolidated financial statements as at January 1, 2016 and December 31, 2016 and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flows for the year ended December 31, 2016, which are comparatively presented, were previously prepared in accordance with Accounting Standards for Non-Public in the Republic of Korea but were restated in accordance with Korean IFRS 1101 First-time adoption of International Financial Reporting Standards.

In preparing the consolidated financial statements in accordance with Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards, the Company has applied the mandatory exceptions and certain optional exemptions allowed by Korean IFRS as set out below:

4.1 Exemption Options under Korean IFRS 1101

The Company elected to apply the following optional exemptions from full retrospective application

(a) Business Combination

The Company has elected not to apply Korean IFRS 1103, Business Combinations retrospectively to past business combinations that occurred before the date of transition to Korean IFRS.

(b) Cumulative translation differences

Under Korean IFRS 1101, the Company elected to adjust cumulative translation differences for all foreign operators to be zero on January 1, 2016.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

4.2 Explanations of Transition to Korean IFRS

(a)	Changes in subsidiaries on consolidation scope

Details of changes in subsidiaries on consolidation scope as a result of adoption of Korean IFRS as at the transition date, are as follows:

Changes	Basis	Name of company
Increase

In accordance with Korean IFRS, subsidiaries, which were excluded from the consolidation scope since their total assets as at the previous financial year did not meet the standard amount based on the Article 1-3 Section 2 Paragraph 1 of the previous Korean Corporation Financial Reporting Standards of Laws on External Audit of Corporation, have been newly included in the consolidation scope.

NeoCyon, Inc. Gravity Interactive, Inc Gravity Games Corp Gravity Entertainment Corp

(b) Major Adjustments Made to Korean IFRS Transition

- Evaluation of Retirement benefit liabilities

In accordance with Korean IFRS, the estimation for retirement benefit liabilities for all employees including new hires are accrued and recorded as “other non-current liabilities”, whereas under K-GAAP, retirement benefit liabilities for employees who serviced less than a year were not accrued as a liability.

- Contract costs

The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged for the game users’ purchases in cash, and are considered as the incremental cost of obtaining a contract with game users. The Company records these costs as prepaid expense and amortizes them to costs of revenue in accordance with the related revenue recognition of the services provided to the game user.

- Account reclassification

Certain accounts were reclassified in accordance with Korean IFRS.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

5.	Cash and cash equivalent

Cash and cash equivalents as at December 31, 2017, 2016 and January 1, 2016, consist of:

(in thousands of Korean won)	December 31, 2017	December 31, 2016		January 1, 2016

Cash in bank, etc.	￦ 39,095,216	￦	16,719,672	￦	24,909,007

Restricted cash and cash equivalents as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017	December 31, 2016		January 1, 2016

Deposits for membership	￦ 20,120	￦	-	￦	-

6.	Financial Instruments by Category

6.1 Carrying Amounts of Financial Instruments by Category

Carrying amounts of financial assets and liabilities by category as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	Loans and receivables
	December 31, 2017		December 31, 2016		January 1, 2016

Cash and cash equivalents	\	39,095,216	\	16,719,672	\	24,909,007
Short-term financial assets		22,500,000		22,000,000		11,500,000
Accounts receivables, net		42,167,869		11,819,260		5,289,020
Other receivables, net		698,059		709,860		159,999
Other current assets		155,257		156,849		102,436
Other non-current financial assets		1,394,347		965,235		954,223
	\	106,010,748	\	52,370,876	\	42,914,685

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	Financial liabilities at amortized cost
	December 31, 2017		December 31, 2016		January 1, 2016

Account payables	\	44,409,786	\	9,723,055	\	2,535,447
Accrued expenses		322,288		249,554		209,363
Other current liabilities		106,660		-		16,666
Other non-current liabilities		140,943		-		-
	\	44,979,677	\	9,972,609	\	2,761,476

6.2. Net Gains or Losses by Category of Financial Instruments

Net gains or losses on each category of financial instruments for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	Loans and receivables
	2017		2016

Interest income	\	553,844	\	521,684
Gain on foreign currency transaction		230,300		759,826

(in thousands of Korean won)	Financial liabilities at amortized cost
	2017		2016

Gain on foreign currency transaction	\	(349,043)	\	(1,288,524)

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

6.3 Fair value of Financial Instruments by Category

The carrying amount and fair value of financial assets and liabilities as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)
	December 31, 2017				December 31, 2016				January 1, 2016

	Carrying amount		Fair Value		Carrying amount		Fair Value		Carrying amount		Fair Value

Cash and cash equivalents	\	39,095,216	\	39,095,216	\	16,719,672	\	16,719,672	\	24,909,007	\	24,909,007
Short-term financial instruments		22,500,000		22,500,000		22,000,000		22,000,000		11,500,000		11,500,000
Accounts receivable, net		42,167,869		(*)		11,819,260		(*)		5,289,020		(*)
Other receivables, net		698,059		(*)		709,860		(*)		159,999		(*)
Other current assets		155,257		(*)		156,849		(*)		102,436		(*)
Other non-current assets		1,394,347		(*)		965,235		(*)		954,223		(*)
	\	106,010,748			\	52,370,876			\	42,914,685

Account payables	\	44,409,786	\	(*)	\	9,723,055	\	(*)	\	2,535,447	\	(*)
Accrued expenses		322,288		(*)		249,554		(*)		209,363		(*)
Other current liabilities		106,660		(*)		-		-		16,666		(*)
Other non-current liabilities		140,943		(*)		-		-		-		-
	\	44,979,677			\	9,972,609			\	2,761,476

(*) As the carrying amount is a reasonable approximation of fair value, it is excluded from fair value disclosure.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

6.4 Fair value Hierarchy

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017
	Level 1		Level 2		Level 3		Total

Cash and cash equivalents	\	24,431,061	\	14,664,155	\	-	\	39,095,216
Short-term financial assets		11,000,000		11,500,000		-		22,500,000
	\	35,431,061	\	26,164,155	\	-	\	61,595,216

(in thousands of Korean won)	December 31, 2016
	Level 1		Level 2		Level 3		Total

Cash and cash equivalents	\	7,772,692	\	8,946,980	\	-	\	16,719,672
Short-term financial assets		4,500,000		17,500,000		-		22,000,000
	\	12,272,692	\	26,446,980	\	-	\	38,719,672

(in thousands of Korean won)	January 1, 2016
	Level 1		Level 2		Level 3		Total

Cash and cash equivalents	\	24,043,916	\	865,091	\	-	\	24,909,007
Short-term financial assets		1,000,000		10,500,000		-		11,500,000
	\	25,043,916	\	11,365,091	\	-	\	36,409,007

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
●	All inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability (Level 2)
●	Unobservable inputs for the asset or liability (Level 3)

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

These products are included in Level 1. Most of the products included in Level 1 consist of ordinary deposits and time deposits.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

The valuation techniques used to measure the fair value of a financial instrument include:

- Disclosure of similar goods Market price or dealer price

- The fair value of derivative instruments is determined by discounting the amount at present value using the leading exchange rate as of the end of the reporting period

For other financial instruments, we use other techniques, such as a discounted cash flow method. For accounts and other receivables classified as current assets, the carrying amount is estimated as a reasonable approximation of fair value.

7.	Accounts and Other Receivables

Accounts receivables as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Non-related party	\	41,515,693	\	10,864,808	\	4,190,569
Related party		775,498		1,080,437		1,223,727
Less: provision for impairment		(123,322)		(125,985)		(125,276)
Accounts receivables, net	\	42,167,869	\	11,819,260	\	5,289,020

Other receivables as at December 31, 2017, 2016 and January 1, 2016, are as follows

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Non-related party	\	744,456	\	754,533	\	206,730
Related party		-		-		-
Less: provision for impairment		(46,397)		(44,673)		(46,731)
Other receivables - net	\	698,059	\	709,860	\	159,999

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Above accounts and other receivables are classified as loans and receivables and are subsequently measured at amortized cost.

The aging analysis of accounts receivables as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Receivables not past due	\	42,145,869	\	11,797,260	\	5,267,020
Past due but not impaired		22,000		22,000		22,000
Impaired		123,322		125,985		125,276
Total	\	42,291,191	\	11,945,245	\	5,414,296

The aging analysis of other receivables as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Receivables not past due	\	698,020	\	709,860	\	159,999
Past due but not impaired		39		-		-
Impaired		46,397		44,673		46,731
Total	\	744,456	\	754,533	\	206,730

The Company calculates recoverable amount of receivables for which loss event has been individually identified through individual analysis and recognizes the difference between such calculated recoverable amount and book value as impairment loss.

As for the receivables for which loss event has not been individually identified, the Company classifies such receivables based on the contractual collection period, and receivables whose collection period has not expired yet are deemed as receivables not past due. With regard to the receivables past due, the Company makes adjustments to provision for impairment by applying certain specified rate of impaired receivables in consideration of the credit risk based on the overdue period.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Movements in the provision for impairment of accounts and other receivables for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017				2016
	Accounts		Other		Accounts		Other

Balance as at January 1	\	125,985	\	44,673	\	125,276	\	46,731
Provisions for impaired receivables/ (reversals of unused amounts)		(2,663)		1,724		709		(2,058)
Receivables written off during the year as uncollectible		-		-		-		-
Balance as at December 31	\	123,322	\	46,397	\	125,985	\	44,673

In assessing the recoverability of accounts receivables, etc., the Company takes into consideration changes in the credit rating of accounts receivables from commencement of the credit granting to end of the reporting period.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

8.	Property and Equipment

Details of property and equipment as at December 31, 2017 and 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017						December 31, 2016						January 1, 2016
	Cost		Accumulated depreciation		Book amount		Cost		Accumulated depreciation		Book amount		Cost		Accumulated depreciation		Book amount

Computer and other equipment	\	6,794,885	\	(6,140,582)	\	654,303	\	6,537,001	\	(6,305,620)	\	231,381	\	7,842,281	\	(7,505,736)	\	336,545
Furniture and fixture		1,866,871		(1,702,000)		164,871		1,714,152		(1,610,881)		103,271		1,749,557		(1,593,762)		155,795
Leasehold improvements		1,080,809		(954,040)		126,769		1,005,679		(862,258)		143,421		963,697		(806,139)		157,558
	\	9,742,565	\	(8,796,622)	\	945,943	\	9,256,832	\	(8,778,759)	\	478,073	\	10,555,535	\	(9,905,637)	\	649,898

Changes in property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017
	Computer and other equipment		Furniture and Fixture		Leasehold improvements		Total

Opening net book amount	\	231,381	\	103,271	\	143,421	\	478,073
Acquisitions		616,677		165,222		117,112		899,011
Depreciation		(174,193)		(102,935)		(98,281)		(375,409)
Disposals		-		(806)		(36,540)		(37,346)
Exchange differences		(19,562)		119		1,057		(18,386)
Closing net book amount	\	654,303	\	164,871	\	126,769	\	945,943

(in thousands of Korean won)	2016
	Computer and other equipment		Furniture and Fixture		Leasehold improvements		Total

Opening net book amount	\	336,545	\	155,795	\	157,558	\	649,898
Acquisitions		73,085		54,543		41,982		169,610
Depreciation		(178,129)		(105,540)		(56,092)		(339,761)
Disposals		(970)		(1,291)		-		(2,261)
Exchange differences		850		(236)		(27)		587
Closing net book amount	\	231,381	\	103,271	\	143,421	\	478,073

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Line items including depreciation in the statements of comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017		2016

Cost of revenue	\	182,509	\	222,851
Selling, general and administrative expenses		192,900		116,910
	\	375,409	\	339,761

At the end of the reporting period, there are no tangible assets of the Company that are pledged as collaterals for the Company’s debts.

9.	Intangible Assets

Details of intangible assets as at December 31, 2017 and 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017						December 31, 2016						January 1, 2016
	Cost		Accumulated depreciation[1]		Book amount		Cost		Accumulated depreciation[1]		Book amount		Cost		Accumulated depreciation[1]		Book amount

Software	\	10,536,363	\	(10,472,095)	\	64,268	\	10,527,451	\	(10,412,458)	\	114,993	\	10,506,445	\	(10,273,880)	\	232,565
Patents		516,861		(440,326)		76,535		504,925		(415,959)		88,966		508,249		(399,523)		108,726
Other intangible assets		3,331,438		(2,436,192)		895,246		2,204,166		(2,174,128)		30,038		2,225,116		(2,174,128)		50,988
	\	14,384,662	\	(13,348,613)	\	1,036,049	\	13,236,542	\	(13,002,545)	\	233,997	\	13,239,810	\	(12,847,531)	\	392,279

1 Accumulated amortization includes the amount of accumulated impairment loss

Changes in intangible assets for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017
	Software		Patents		Other intangible assets		Total

Beginning balance	\	114,993	\	88,966	\	30,038	\	233,997
Acquisitions		35,759		11,936		1,129,310		1,177,005
Amortization		(86,291)		(24,367)		(34,102)		(144,760)
Disposals		-		-		-		-
Impairment loss		-		-		(230,000)		(230,000)
Exchange differences		(193)		-		-		(193)
Ending balance	\	64,268	\	76,535	\	895,246	\	1,036,049

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	2016
	Software		Patents		Other intangible assets		Total

Beginning balance	\	232,565	\	108,726	\	50,988	\	392,279
Acquisitions		13,864		8,635		-		22,499
Amortization		(131,496)		(23,611)		(20,950)		(176,057)
Disposals		-		-		-		-
Impairment loss		-		(4,784)		-		(4,784)
Exchange differences		60		-		-		60
Ending balance	\	114,993	\	88,966	\	30,038	\	233,997

The amortization expenses of intangible assets for the years ended December 31, 2017 and 2016 are charged to the following accounts:

(in thousands of Korean won)
	2017		2016
Cost of revenue	￦	40,306	￦	94,636
Selling, general and administrative expenses		104,454		81,421
	￦	144,760	￦	176,057

10.	Employee Benefit

The expense recognized in the current period in relation to defined contribution plan was ￦931,782 thousand (2016: ￦1,547,098 thousand).

11.	Commitments

The Company has entered into exclusive license agreement with foreign licensees, such as GungHo Online Entertainment, Inc., Electronics Extreme Ltd., and Level up! Interactive S.A., etc., to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.

In March 2016, the Company and Shanghai The Dream Network Technology Co., Ltd. entered existing development agreements to grant them an exclusive right to develop mobile games and web games in China based on the contents of Ragnarok Online and distribute such games in mainland China for five years.

As at December 31, 2017, the Company has contracts with Gravity Interactive, Inc. and NeoCyon, Inc. for the exclusive rights of publishing and distributing online games and for the exclusive rights of developing, publishing and distributing mobile games, respectively. (Note 21).

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

As at December 31, 2017, the Company has entered into license agreements with various third party game developers to secure exclusive right to publish the games developed by third party developers. Upfront license fees paid are capitalized as other intangible assets and minimum guaranteed royalties are capitalized as other non-current asset. As at December 31, 2017, purchase obligations for future payment related to above agreements is \ 1,436,167 thousand.

The Company entered into lease agreements for principal office in Seoul, a overseas branch office, etc. as at December 31, 2017.

Future minimum lease payments for the operating leases as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Within one year	\	2,332,900	\	1,895,867	\	1,637,308
Later than one year but not later than three years		357,850		1,971,891		-
Total	\	2,690,750	\	3,867,758	\	1,637,308

The lease payments recognized as expenses resulting from operating leases for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017		2016

Lease payments	\	2,204,854	\	1,920,696

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

12.	Share Capital and Share Premium

Details of common shares as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in Korean won and in number of shares)	December 31, 2017		December 31, 2016		January 1, 2016

Shares authorized		40,000,000		40,000,000		40,000,000
Value per share	\	500	\	500	\	500
Number of shares issued		6,948,900		6,948,900		6,948,900
Common shares	\	3,474,450,000	\	3,474,450,000	\	3,474,450,000

Details of capital surplus as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Share premium	\	25,357,547	\	26,094,146	\	41,820,254
Other capital surplus		1,806,053		1,806,053		1,806,053
	\	27,163,600	\	27,900,199	\	43,626,307

Details of other components of equity at the end of reporting periods are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Foreign currency translation adjustments	\	(39,679)	\	(76,766)	\	-

Details of retained earnings (accumulated deficit) at the end of reporting periods are as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2016

Unappropriated retained earnings (Undisposed accumulated deficit)	\	13,961,805	\	(93,841)	\	(16,477,139)

According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as at December 31, 2017.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

13.	Classification of expenses by nature

(in thousands of Korean won)	2017		2016

Fees and commissions	\	83,356,234	\	17,472,696
Advertising expenses		12,525,124		2,411,366
Salaries		17,847,223		16,116,092
Outsourcing expenses		5,188,650		3,229,693
Rent		2,204,854		1,920,696
Employee benefits		2,168,789		1,988,100
Expenses related to defined contribution plan		1,218,666		1,645,876
Depreciation		375,409		339,761
Amortization		144,760		176,057
Other expenses		2,455,391		2,237,595
Total[1]	\	127,485,100	\	47,537,932

1 Total cost of revenue and selling, general and administrative expenses per the statement of comprehensive income.

14.	Selling, General and Administrative Expenses

(in thousands of Korean won)	2017		2016

Advertising expenses	\	12,525,124	\	2,411,366
Fees and commissions		6,594,426		5,955,086
Salaries		5,467,507		4,649,840
Research and development costs		5,467,507		1,972,948
Employee benefits expenses		919,054		845,319
Rent		686,443		626,837
Expenses related to defined contribution plan		356,538		440,394
Depreciation		149,528		98,584
Amortization		67,726		52,857
Other expenses		1,245,257		897,215
	\	33,250,837	\	17,950,446

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

15.	Finance Income and costs

(in thousands of Korean won)	2017		2016

Finance income
Interest income	\	553,844	\	521,684
Unrealized foreign currency gain		1,289		9,238
Gain on foreign currency transaction		39,441		26,576
	\	594,574	\	557,498

(in thousands of Korean won)	2017		2016

Finance costs
Unrealized foreign currency loss	\	185,367	\	86,655
Gain on foreign currency transaction		11,594		1,433
Other		13,008		197
	\	209,969	\	88,285

16.	Other non-operating Income and Expenses

Details of other non-operating income for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017		2016

Unrealized foreign currency gain	\	286,785	\	260,112
Gain on foreign currency transaction		993,352		848,315
Gain on retirement of property and equipment		1,655		1,764
Miscellaneous income		163,162		42,168
	\	1,444,954	\	1,152,359

Details of other expenses for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)	2017		2016

Unrealized foreign currency loss	\	485,449	\	678,521
Loss on foreign currency transaction		757,199		906,329
Loss on disposal of property and plant		36,540		-
Impairment loss on intangible assets		230,000		4,784
Miscellaneous loss		638		64,106
	\	1,509,826	\	1,653,740

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

17.	Tax Expense and Deferred Tax

Income tax expense for the years ended December 31, 2017 and 2016, consists of:

(in thousands of Korean won)	2017		2016

Current tax:
Current tax on profits for the year	\	4,180,342	\	3,239,740
Deferred tax:
Origination and reversal of temporary differences		(3,036,165)		-
Income tax expense	\	1,144,177	\	3,239,740

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

(in thousands of Korean won)	2017		2016

Profit before income tax expense	\	14,458,114	\	3,826,405
Tax at domestic tax rates applicable to profits in the respective countries		3,232,649		700,163
Tax effects of:
Expenses not deductible for tax purposes		136,336		36,706
Evaluation of realization of deduction for tax amounts paid in a foreign country		3,962,769		2,818,958
Utilization of previously unrecognized tax losses		(2,673,552)		-
Utilization of previously unrecognized tax credits		(633,273)		-
Change in deferred tax due to temporary differences		(3,036,165)		-
Effect of exchange rate fluctuations		495,364		(114,060)
Others		(339,951)		(202,027)
Income tax expense	\	1,144,177	\	3,239,740

   The weighted average applicable tax rate of the Company was 8% (2016: 85%).

The movements in deferred tax assets and liabilities for the years ended December 31, 2017 and 2016, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	2017						2016
	Beginning balance		Increase (Decrease)		Ending balance		Beginning balance		Increase (Decrease)		Ending balance
Deferred tax assets
Intangible assets	\	197,511	\	(108,805)	\	88,706	\	1,198,381	\	(1,000,870)	\	197,511
Other non-current asset		110,093		(60,595)		49,498		73,916		36,177		110,093
Account payables		590,085		849,900		1,439,985		175,702		414,383		590,085
Accrued expenses		51,473		36,661		88,134		45,115		6,358		51,473
Deferred revenue		(20,095)		832,585		812,490		486,669		(506,764)		(20,095)
Provision for impaired receivables		270,762		(54,209)		216,553		291,253		(20,491)		270,762
Asset retirement obligation		31,505		7,700		39,205		23,805		7,700		31,505
Investment in subsidiaries		2,747,475		-		2,747,475		2,747,475		-		2,747,475
Other		67,988		(40,100)		27,888		82,760		(14,772)		67,988
Deferred tax liabilities
Tax paid in a foreign country		(13,021)		(157)		(13,178)		(12,861)		(160)		(13,021)
Property and equipment		38,183		(70,819)		(32,636)		30,644		7,539		38,183
Subtotal(Ⅰ)		4,071,959		1,392,161		5,464,120		5,142,859		(1,070,900)		4,071,959
Deferred tax due to carry-forward deficits(Ⅱ)		20,662,150		(6,660,182)		14,001,968		11,081,584		9,580,566		20,662,150
Deferred tax due to tax credit carry-forward(Ⅲ)		6,696,572		1,393,143		8,089,715		10,344,026		(3,647,454)		6,696,572
Evaluation of realization(Ⅳ)		(31,430,681)		6,911,043		(24,519,638)		(26,568,469)		(4,862,212)		(31,430,681)
Deferred tax asset after evaluating realization (Ⅰ+Ⅱ+Ⅲ+Ⅳ)[1]	\	-	\	3,036,165	\	3,036,165	\	-	\	-	\	-

1 The future realizability of deferred income tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, tax credits. As of December 31, 2017, the Company has recognized deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

Details of unrecognized deductible (taxable) temporary differences, carry-forward deficits and tax credit carry-forward as deferred tax assets (liabilities) as at December 31, 2017 is as follows:

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)
Maturity	Temporary differences		Carry-forward deficits		Tax credit carry-forward
2018	\	-	\	-	\	3,506,772
2019		-		-		736,496
2020		-		-		544,346
2021		-		-		471,460
2022		-		-		2,798,045
After 2022		10,325,477		58,362,792		-
Total	\	10,325,477	\	58,362,792	\	8,057,119

The analysis of deferred tax assets and liabilities as at December 31, 2017, 2016 and January 1 2016, is as follows:

(in thousands of Korean won)	December 31, 2017			December, 31 2016	January, 1 2016

Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	\	262,946	\	-	\	-
Deferred tax asset to be recovered within 12 months		2,819,033		-		-
		3,081,979		-		-
Deferred tax liabilities
Deferred tax liability to be recovered after more than 12 months		(32,636)		-		-
Deferred tax liability to be recovered within 12 months		(13,178)		-		-
		(45,814)		-		-
Deferred tax assets, net	\	3,036,165	\	-	\	-

18.	Earnings per Share

Basic earnings per share is calculated by dividing net income of the controlling company’s common stock by the weighted average number of common shares outstanding during the period.

18.1 Basic earnings per share

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won, except per share data)	2017		2016

Profit attributable to controlling shareholders (A)	\	13,319,047	\	657,190
Weighted average outstanding shares of common shares (B)		6,948,900 shares		6,948,900 shares
Basic earnings per share (A/B)	\	1,917	\	95

18.2 Diluted earnings per share

The Company did not issue any potential ordinary shares. Therefore, basic earnings per share is identical to diluted earnings per share.

19.	Cash Generated from Operations

(a)	Cash generated from operations

(in thousands of Korean won)	2017		2016

Adjustments for:
Depreciation	\	375,409	\	339,761
Amortization		144,760		176,057
Impairment loss on receivables		74,187		737
Unrealized foreign currency loss		670,816		765,176
Loss on retirement of property and plant		36,540		-
Impairment loss on intangible asset		230,000		4,784
Post-employment benefit expenses		164,459		(19,011)
Income tax expense		1,144,177		3,239,741
Unrealized foreign currency gain		(288,074)		(269,351)
Gain on disposal of property and plant		(1,656)		(1,764)
Interest income		(553,844)		(521,684)
Other		905		-
Cash generated from operations	\	1,997,679	\	3,714,446

(b)	Changes in liabilities arising from operating activities

(in thousands of Korean won)	2017		2016

Change in accounts receivables	\	(27,786,585)	\	(6,363,165)
Change in other receivables		11,945		(445,065)

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Change in prepaid expenses		(1,390,092)		(186,249)
Change in other current assets		(400,291)		258,844
Change in other non-current assets		(449,210)		(824,884)
Change in account payables		35,046,175		1,708,885
Change in deferred revenue		1,980,127		1,303,604
Change in withholdings		1,239,295		11,316
Change in accrued expenses		186,624		(84,937)
Change in other current liabilities		67,684		(4,952)
Change in long-term deferred revenue		4,110,733		5,537,727
Change in other non-current liabilities		261,339		-
Cash generated from operations	\	12,877,744	\	911,124

(c)	Non-cash transactions

(in thousands of Korean won)	2017		2016

Reclassification of long-term deferred revenue to deferred revenue	\	4,190,829	\	3,342,607
Reclassification of long-term deferred revenue to account payables		-		4,699,300
Reclassification of long-term loan to short-term loan		3,333		6,667
Reclassification of other non-current assets to property and plant		-		15,713
Reclassification of other non-current assets to intangible assets		11,936		8,636

20.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize any adverse effects on the financial performance of the Company. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.

20.1 Capital Risk Management

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)	December 31, 2017	December 31, 2016	January 1, 2015

Total debt	71,884,687	25,096,381	15,737,771
Total capital	43,998,451	30,647,427	30,137,528
Debt ratio	163%	82%	52%

20.2 Market Risk

(a) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar. The Company’s financial assets and liabilities exposed to foreign currency risk as at December 31, 2017, 2016 and January 1, 2016, are as follows:

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	December 31, 2017
	Assets in foreign currency		Liabilities in foreign currency		Assets in Korean Won		Liabilities in Korean Won

USD	\	33,614,259	\	31,553,072	\	36,025,978	\	33,815,040
JPY		93,528,526		294,217		887,689		2,792
BRL		161,846		-		52,349		-
EUR		354,019		-		452,879		-
IDR		901,342,531		17,291		71,206		1
THB		334,038		35,317		10,946		1,157
TWD		147,972,077		29,537,654		5,315,157		1,060,993
VND		84,010,000		22,830,100		396,527		107,758
HKD		304,033		4,967		42,985		681
					\	43,255,716	\	34,988,422

(in thousands of Korean won)	December 31, 2016
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won		Liabilities in Korean Won

USD	3,426,827	2,514,885	\	4,141,321	\	3,039,238
JPY	106,021,431	411,102		1,099,241		4,262
BRL	141,958	-		52,710		-
EUR	348,956	-		442,336		-
IDR	79,382,774	-		7,129		-
TWD	29,460,082	2,326,761		1,102,102		87,044
HKD	319,901	47,469		48,928		7,259
			\	6,893,767	\	3,137,803

(in thousands of Korean won)	January 1, 2016
	Assets in foreign currency	Liabilities in foreign currency	Assets in Korean Won		Liabilities in Korean Won

USD	3,025,825	7,499	\	3,546,254	\	8,789
JPY	215,425,469	811,325		2,093,957		7,886

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

BRL	137,358	-		40,644		-
CNY	2,000,000	-		361,100		-
EUR	339,587	-		434,858		-
IDR	68,916,894	-		5,858		-
THB	547,983	-		17,798		-
TWD	7,927,448	-		281,504		-
HKD	6,507	-		984		-
			\	6,782,957	\	16,675

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)		Impact on pre-tax profit
		2017		2016

USD	Strengthened	\	221,094	\	110,208
	Weakened		(221,094)		(110,208)
JPY	Strengthened		88,490		109,498
	Weakened		(88,490)		(109,498)
Others	Strengthened		517,146		155,890
	Weakened		(517,146)		(155,890)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.

(b) Interest rate risk

As of the end of the reporting period, there are no borrowings under variable interest rate conditions.

(c) Price risk

There are no assets and liabilities exposed to price risk as at December 31, 2017, 2016 and January 1, 2016.

20.3 Credit Risk

Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluate the creditworthiness of customers based on their financial condition, past experience and other factors.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

The carrying amount of a financial asset represents the maximum exposure to credit risk. The maximum exposure to credit risk of the Company at the end of the reporting period, is as follows:

(in thousands of Korean won)	December 31, 2017		December 31, 2016		January 1, 2015

Cash and cash equivalents	\	39,095,216	\	16,719,672	\	24,909,007
Short-term financial instruments		22,500,000		22,000,000		11,500,000
Account receivables, net		42,167,869		11,819,260		5,289,020
Other receivables, net		698,059		709,860		159,999
Other current assets		155,257		156,849		102,436
Oher non-current assets		1,394,347		965,235		954,223
	\	106,010,748	\	52,370,876	\	42,914,685

20.4	Liquidity Risk

Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(in thousands of Korean won)	December 31, 2017
	Less than 3 months		Between 3 months and 1 year		More than 1 year		Between 2 and 5 years

Account payables	\	42,790,140	\	1,619,646	\	-	\	44,409,786
Accrued expenses		322,288		-		-		322,288
Other liabilities		-		106,660		140,943		247,603
	\	43,112,428	\	1,726,306	\	140,943	\	44,979,677

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

(in thousands of Korean won)	December 31, 2016
	Less than 3 months		Between 3 months and 1 year		More than 1 year		Between 2 and 5 years

Account payables	\	6,377,974	\	3,345,081	\	-	\	9,723,055
Accrued expenses		249,554		-		-		249,554
Other liabilities		-		-		-		-
	\	6,627,528	\	3,345,081	\	-	\	9,972,609

(in thousands of Korean won)	January 1, 2016
	Less than 3 months		Between 3 months and 1 year		More than 1 year		Between 2 and 5 years

Account payables	\	1,923,199	\	612,248	\	-	\	2,535,447
Accrued expenses		209,363		-		-		209,363
Other liabilities		-		16,666		-		16,666
	\	2,132,562	\	628,914	\	-	\	2,761,476

The above cash flow is not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

21.	Segment Information

The Company determines the operating segments of the Company by establishing strategic decisions. Chief operating decision maker (“CODM”) reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.

The reporting entity of the Company is in line with the organizational structure and CODM's review of operations, and the reportable segments as of the end of the reporting period are mobile, online, and others.

The Company assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the Statement of Comprehensive Income except for inter-segment transactions. The following information is available for each business segment for the years ended December 31, 2017 and 2016.

	December 31, 2017
(in thousands of Korean won)		Sales		Depreciation and amortization		Operating profit (loss)[2]
Online	\	53,790,092	\	222,170	\	14,572,751
Mobile		87,193,559		267,889		(2,416,218)
Others		7,532,491		35,666		1,000,192
		148,516,142		525,725		13,156,725
Inter-company eliminations[1]		(6,892,661)		(5,556)		981,656
	\	141,623,481	\	520,169	\	14,138,381

	December 31, 2016
(in thousands of Korean won)		Sales		Depreciation and amortization		Operating profit (loss)[2]
Online	\	36,353,752	\	243,377	\	11,162,543
Mobile		14,003,019		259,690		(7,509,245)
Others		4,291,815		79,417		304,233
		54,648,586		582,484		3,957,531
Inter-company eliminations[1]		(3,252,081)		(66,666)		(98,958)
	\	51,396,505	\	(515,818)	\	3,858,573

1 Intercompany eliminations are reflected as adjustments.

2 Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed because they are not reviewed by the chief operating decision maker.

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

Revenue from external customers broken down by location of the customers are shown as follows:

(in thousands of Korean won)
Countries		2017		2016

Korea	\	28,707,706	\	14,769,854
Taiwan		76,120,668		16,516,789
Japan		9,491,401		9,274,186
United States of America		7,773,552		5,130,430
Thailand		6,569,561		2,261,772
China		5,301,705		2,322,440
Other		7,658,888		1,121,034
	\	141,623,481	\	51,396,505

There were no external customers, who contribute more than 10% of the Company's revenue for the years ended December 31, 2017 and 2016.

22.	Related Party Transactions

As at December 31, 2017, the Parent Company and the Ultimate Parent Company is GungHo Online Entertainment, Inc. (percentage of ownership: 59.31%).

22.1 Balances of Receivables and Payables

Balances of receivables and payables arising from sales and purchase of goods and services as at December 31, 2017, 2016 and January 1, 2016, are as follows:

(in thousands of Korean won)
		December 31, 2017				December 31, 2016				January 1, 2016
Type	Name of entity	Receivables		Payables		Receivables		Payables		Receivables		Payables

Parent company	GungHo Online Entertainment, Inc.	￦	775,498	￦	2,792	￦	1,116,349	￦	3,024,790	￦	1,261,102	￦	4,702,180
Other related parties	ACQUIRE Corp.		-		-		-		-		-		9,928
	Animation Production committee		-		-		-		178		-		152
		￦	775,498	￦	2,792	￦	1,116,349	￦	3,024,968	￦	1,261,102	￦	4,712,260

GRAVITY CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017, December 31, 2016, and January 1, 2016

22.2 Sale and Purchase Transactions

Sale and purchase transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(in thousands of Korean won)
Type	Name of entity	2017				2016
		Sales		Purchases		Sales		Purchases
Parent company	GungHo Online Entertainment, Inc.	￦	10,528,846	￦	35,917	￦	10,666,998	￦	36,164
Other related parties	ACQUIRE Corp.		-		-		-		2,575
	Animation Production Committee		-		-		-		16
		￦	10,528,846	￦	35,917	￦	10,666,998	￦	38,755

22.3 Funds transactions

There were no fund transactions made with related parties for the years ended December 31, 2017 and 2016.

22.4 Key Management Compensation

The compensation for the key management personnel (registered directors) for the years ended December 31, 2017 and 2016 consists of:

(in thousands of Korean won)	2017		2016

Salaries	￦	628,750	￦	427,535
Post-employment benefits		-		-
	￦	628,750	￦	427,535